Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

The Plan Administrator
Mohawk Carpet, LLC
Retirement Savings Plan II:
We consent to the incorporation by reference in the registration statement (No. 33-87998) on Form S-8 of Mohawk Industries, Inc. of our report dated June 20, 2014, with respect to the statements of net assets available for plan benefits of the Mohawk Carpet, LLC Retirement Savings Plan as of December 31, 2013 and 2012, the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental schedule H, Line 4a - schedule of delinquent participant contributions and schedule H, Line 4i - schedule of assets (held at end of year), as of December 31, 2013, which report appears in the December 31, 2013 annual report on Form 11-K of the Mohawk Carpet, LLC Retirement Savings Plan II.

/s/ KPMG LLP
Atlanta, Georgia
June 20, 2014